FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: May 06, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

May 06, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

Wheaton Announces Release of First Quarter Earnings

Wheaton River Minerals Ltd. (Vancouver, British Columbia) will release First Quarter Results after the close of business on Thursday, May 13th, 2004.

A conference call will be held Friday, May 14th at 11:30 EST to discuss these results. You may join the call by dialing toll free 1-877-461-2814, or (416) 695-9757 for calls from outside of Canada and the US.

A playback of the call and audio webcast will also be available. Please find details on the website at www.wheatonriver.com on the day of the event.

Wheaton is a leading gold producer and expects 2006 production from all of its mines to increase to approximately 900,000 gold equivalent ounces at a total cash cost of approximately US$100 per ounce. Current production exceeds 500,000 gold equivalent ounces (over 400,000 ounces of gold and 7 million ounces of silver) at a total cash cost of less than US$100 per ounce.

On March 30, 2004, Wheaton and IAMGOLD announced a proposed business combination which will create one of the world’s ten largest gold producers.  The new company will have operating interests in seven gold operations located in the Americas, West Africa and Australia.  Forecast annualized 2004 production will be one million gold equivalent ounces at a total cash cost of less than $100 per ounce.

The annual and special meeting of the shareholders of Wheaton is to be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario on Tuesday, June 8, 2004 at 11:00 am (EST), in order to approve the proposed business combination.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email ir@wheatonriver.com.